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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                      Ticketmaster Online-CitySearch, Inc
         ------------------------------------------------------------
                               (Name of Issuer)


                Class B Common Stock, par value $.01 per share
        --------------------------------------------------------------
                        (Title of Class of Securities)


                                  88633P 20 3
   -------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1999
   -------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [_] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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---------------------------                                   ------------------
  CUSIP NO. 88633P 20 3               13G                      Page 2 of 7 Pages
---------------------------                                   ------------------


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Brookside Capital Partner Fund, L.P.
               EIN No.: 04-3313066
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Delaware

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,107,500 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,107,500 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,107,500 shares
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.*

                                                                    [_]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.96%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

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                                  Page 2 of 7
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Item 1(a).  NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is Ticketmaster Online-CitySearch, Inc. (the "Company").

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101.

Item 2(a).  NAME OF PERSON FILING

   This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors.

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

Item 2(c).  CITIZENSHIP

   Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware.

Item 2(d). TITLE OF CLASS OF SECURITIES

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Class B Common Stock, par value $ .01 per share.

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Item 2(e). CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is 88633P 20 3.


Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13d-1(b) OR 240.13d-
  2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.

(a)   [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).
(b)   [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)   [_]  Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).
(d)   [_]  Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [_]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)   [_]  An employee benefit plan or endowment fund in accordance with
           (S)240.13d-1(b)(1)(ii)(F).
(g)   [_]  A parent holding company or control person in accordance with
           (S)240.13d-1(b)(1)(ii)(G).
(h)   [_]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)   [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)   [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

      [x]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13d-1(c), CHECK THIS
BOX.


Item 4.  OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

   As of the close of business on December 31, 1999, the Brookside Fund owned 1,107,500 shares of the Class B Common Stock outstanding of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Class B Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Class B Common Stock.

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Item 4(b).  PERCENT OF CLASS

     As of the close of business on December 31, 1999, the Brookside Fund owned 3.96% of the Class B Common Stock outstanding of the Company. The aggregate percentage of Class B Common Stock reported owned by the Brookside Fund is based upon 27,942,287 shares of Class B Common Stock outstanding, which is the total number of Class B Common Stock outstanding as of October 29, 1999 based on disclosure made in the Company's 10-Q for the Quarter ending September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.


Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (i)   sole power to vote or to direct the vote:   1,107,500
            (ii)  shared power to vote or to direct the vote:         0
            (iii) sole power to dispose or to direct the
                     disposition of:                          1,107,500
            (iv)  shared power to dispose or to direct the
                     disposition of:                                  0

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable.

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Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

              Not Applicable.

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Item 10. CERTIFICATION

       Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    February 11, 2000

                                BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                       By: /s/ Roy Edgar Brakeman, III
                                          ----------------------------
                                          Name:  Roy Edgar Brakeman, III
                                          Title:    Managing Director